NO ACT

PE
12-3-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09001005

Received SEC

JAN 06 2009

Washington, DC 20549

January 7, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-6-09

Dennis J. Block
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281

Re: DPL Inc.
Incoming letter dated December 3, 2008

Dear Mr. Block:

This is in response to your letter dated December 3, 2008 concerning the shareholder proposal submitted to DPL by Donald Moberly. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Donald Moberly

FISMA & OMB Memorandum M-07-16

January 7, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: DPL Inc.
Incoming letter dated December 3, 2008

The proposal provides that all officers' and executives' compensation should be approved by the shareholders of the company.

There appears to be some basis for your view that DPL may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides DPL with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if DPL omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

There appears to be some basis for your view that DPL may exclude the proposal under rule 14a-8(i)(2) because it may cause DPL to breach existing compensation agreements. It appears that this defect could be cured, however, if the proposal were revised to state that it applies only to compensation agreements made in the future. Accordingly, unless the proponent provides DPL with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if DPL omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that DPL may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that DPL may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

C A D W A L A D E R

Cadwalader, Wickersham & Taft LLP
New York London Charlotte Washington Beijing

One World Financial Center, New York, NY 10281
Tel 212 504 6000 Fax 212 504 6666
www.cadwalader.com

1934 Act/Rules 14a-8(i)(1), 14a-8(i)(2) and 14a-8(i)(3)

December 3, 2008

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re: DPL Inc. Shareholder Proposal

Ladies and Gentlemen:

On behalf of DPL Inc., an Ohio corporation (the "Company"), and in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below (the "Proposal") is excluded from the Company's proxy statement for the Company's 2009 Annual Meeting of Shareholders (the "Proxy Statement"). The Annual Meeting is scheduled for April 29, 2009. As required by Rule 14a-8(j), six copies of this letter, including the attachment, are enclosed.

We are also sending a copy of this letter to the proponent, Mr. Donald Moberly, to notify him of the Company's intention to omit the Proposal from the Proxy Statement.

FACTUAL BACKGROUND

On November 6, 2008, the Company received a shareholder proposal from Mr. Moberly. The Proposal reads as follows:

> *All officers and executives compensation including salary, bonuses, gifts and any other financial benefits should be approved by the owners (shareholders) of the company.*

Dennis J. Block Tel 212 504 5555 Fax 212 504 6666 dennis.block@cwt.com

The subsequent portion of Mr. Moberly's letter appears to be his supporting statement and reads as follows:

> *Our current board would give million dollar bonuses to the executives if the company was going bankrupt!*
>
> *It took seven years for the shareholders to get a 4% percent increase in dividends while the CEO got a half million bonus and 100% pay raise retroactive to January 1 of the previous year.*
>
> *The time has come for the shareholders to get a fair share of the profits!*

A copy of the Proposal is attached hereto as Exhibit A.

REASONS FOR OMISSION

1. The Proposal is improper under Ohio law.

Rule 14a-8(i)(1) permits a registrant to omit a shareholder proposal that "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." In the Note to such rule, the Commission explains that proposals that are mandatory and binding on a company may not be considered proper under state law. In addition, a proposal is not a "proper subject" within the meaning of the Rule if it relegates to shareholders a decision committed by state law to the discretion of a registrant's directors. *See* Release No. 34-12999, November 22, 1976. The Company is incorporated in Ohio and subject to the laws of the State of Ohio. For the reasons set forth below and in the legal opinion regarding Ohio law from Douglas C. Taylor, Senior Vice President and General Counsel of the Company, attached hereto as Exhibit B (the "Ohio Legal Opinion"), the Proposal is not a proper subject for shareholder action under Ohio law.

Section 1701.59(A) of the Ohio Revised Code states that "except where the law, the articles, or the regulations require action to be authorized or taken by shareholders, all of the authority of a corporation shall be exercised by or under the direction of its directors." Neither the Ohio Revised Code, the Company's articles nor the Company's regulations permit action relating to the Proposal to be taken by shareholders. On the contrary, Section 1701.60(A)(c)(3) states that "the directors, by affirmative vote of a majority of those in office, and irrespective of any financial or personal interest of any of them, shall have authority to establish reasonable compensation...for services to the corporation by directors and officers, or to delegate such authority to one or more officers or directors." Ohio law is therefore clear that a company's board of directors has the ultimate decision making authority in connection with executive compensation.

If adopted, the Proposal would shift decision-making power with respect to executive compensation from directors to shareholders and require the Company's shareholders to exercise the authority of the corporation in setting officer and executive compensation in contravention of Ohio law. The Staff has indicated that shareholder proposals that usurp the authority of a company's board of directors to set compensation in contravention of Ohio law are properly excludable under the proxy rules. *See, e.g.*, The Kroger Co. (April 21, 2000) (proposal that the pay of all officers and directors be limited to certain amounts above the rate paid to the lowest paid hourly employees not a proper subject for shareholders under Ohio law); Cincinnati Bell Inc. (February 9, 2000) (proposal to limit executive bonus and stock options excludable as an improper subject for shareholder action under Ohio law).

In addition, the Staff, in considering whether proposals are proper subjects for shareholder action in instances where laws similar to those of Ohio were involved, has consistently found that proposals that would limit the exercise of board discretion to set compensation may be properly omitted from proxy materials. *See, e.g.*, Minnesota Mining & Manufacturing (February 25, 1976) (shareholder approval "inconsistent with the discretionary powers of the board of directors...to manage specific aspects of the company's business and affairs, which include setting officer compensation"); Mirant Corporation (January 28, 2003) (proposal requiring that bonuses be "suspended immediately" held to be excludable); Potomac Electric Power Co. (January 11, 1993) (proposal requiring stockholder approval of compensation for officers not proper subject); Maxus Energy Corp. (January 5, 1995) (proposal to decrease management salaries by fifty percent and eliminate all other benefits and bonuses excludable because it mandated board action and relegated power to shareholders in contravention of state law); Ryder System Inc. (February 15, 1994) (proposal limiting amount of executive compensation excludable as in contravention of board powers under state law).

2. The Proposal would result in the violation of Ohio law.

A company may exclude a shareholder proposal under Rule 14a-8(i)(2) if the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject. For the reasons set forth below and in the Ohio Legal Opinion, the Company believes that the Proposal should be excludable, because the Proposal, if implemented, would cause the Company to violate Ohio law.

The Company has entered into participation agreements with senior executive officers which require the Company to pay base and incentive compensation amounts in accordance with the terms and conditions of these agreements and pursuant to certain compensation plans, including the DPL Inc. Severance Pay and Change of Control Plan, the DPL Inc. Supplemental Executive Defined Contribution Retirement Plan, the DPL Inc. 2006 Equity and Performance Incentive Plan and the DPL Inc. Executive Incentive Compensation Plan. The Company is legally bound to perform these agreements regardless of whether shareholders approve payment of the amounts payable thereunder. The Proposal, if implemented, could require the Company to breach its obligations under these agreements since the Company would be prohibited from paying any compensation to officers and executives not approved by shareholders. In the event of such a breach, the Company could be held liable under Ohio law for damages. Ohio courts have held that a breach of contract gives rise to a cause of action against the breaching party for damages. *See, e.g.*, Van Cantfort v. Colmar Realty Co., 13 Ohio L. Abs. 499 (Ct. App. 1932). The Staff has previously upheld omission of proposals that could require contractual breach under state law if implemented. *See, e.g.*, The Kroger Co. (April 21, 2000) (proposal that the pay of all officers and directors be limited to certain amounts above the rate paid to the lowest paid hourly employees excludable because would have caused the company to breach an existing employment agreement in violation of state law); Potomac Electric Power Co. (January 11, 1993) (proposal requiring stockholder approval of executive compensation excludable because would have caused the company to breach an existing employment agreement in violation of state law); Core Industries Inc. (October 25, 1996) (proposal requiring that no stock options or bonuses be issued to any officer during any three-year period under certain circumstances excludable because would have caused the company to breach an existing employment agreement in violation of state law); Citizen's First Bancorp, Inc. (available March 24, 1992) (proposal requiring termination of compensation agreements with two officers excludable). The Proposal would require the Company to breach its existing employment contracts and therefore should be excludable.

3. The Proposal violates the proxy rules.

Rule 14a-8(i)(3) provides that a registrant may exclude a proposal if it violates the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The Commission has consistently recognized that a stockholder proposal is materially misleading where "any action(s) ultimately taken by the Company upon implementation of th[e] proposal could be significantly different from the action(s) envisioned by the shareholders voting on the proposal." Occidental Petroleum Corp. (Feb. 11, 1991) (excluding a proposal that requested that "stockholders have the right to vote on present as well as future shares that are issued and outstanding in regard to buy back of shares"); *see also* Sara Lee Corp. (September 11, 2006) (excluding a proposal where the stated intent to "allow stockholders to express their opinion about senior executive compensation practices" was materially misleading because shareholders would only be voting on the limited content of the new Compensation Committee Report); Southeast Banking Corporation (Feb. 8, 1982) (excluding a proposal that requested that the company "refrain from any activities which may lead to its acquisition by other corporations or by which it acquires other corporations including acquisitions by way of mergers").

While the Proposal itself sets forth its purpose as requiring shareholder approval of officer and executive compensation, the supporting statement speaks in terms of providing increased dividends to shareholders—"It took seven years for the shareholders to get a 4% percent increase in dividends while the CEO got a half million bonus and 100% pay raise retroactive to January 1 of the previous year. The time has come for the shareholders to get a fair share of the profits!" This supporting statement is materially misleading because shareholders are given the false impression that voting in favor of the proposal will result in increased dividends. In fact, the Proposal says nothing about dividends and its passage would have absolutely no effect on the Company's dividends.

In addition, in his supporting statement, Mr. Moberly states that the Company's board of directors "would give million dollar bonuses to the executives if the company was going bankrupt!" This statement is materially false and misleading because it attempts to manipulate other shareholders by impugning the character of the Company's directors. The Staff has made clear that a proposal may be excluded as misleading if it contains "statements [that] directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make[s] charges concerning improper, illegal, or immoral conduct or association, without factual foundation." SEC Staff Legal Bulletin No. 14B (Sep 15, 2004); Securities Exchange Act of 1934, Rule 14a-9, Note b. The accusation that the Company's directors would act in violation of their fiduciary duties and give away the Company's money prior to a bankruptcy filing is unsupported and unsupportable.

REQUEST

Based on the foregoing, the Company believes that it may omit the Proposal from the Proxy Statement, and we respectfully request that the Staff not recommend any enforcement action if the Proposal is omitted from the Proxy Statement. If you have any questions or require additional information, please do not hesitate to contact me at (212) 504-5555. Thank you for your consideration.

Very truly yours,

Dennis J. Block

cc: Paul M. Barbas
Glenn E. Harder
Douglas C. Taylor, Esq.
Donald Moberly

Exhibit A

NOV 06 2007 Donald Moberly

*** FISMA & OMB Memorandum M-07-16 ***

DP&L Co.
Corporate Secretary:

I, Donald Moberly, being a shareholder of 10,800 shares of DP&L Co. stock, most of which I have owned for more than 20 years and will continue to own beyond the 2008 shareholders meeting, submit the following shareholder proposal.

All officers and executives compensation including salary, bonuses, gifts and any other financial benefits should be approved by the owners (shareholders) of the company.

Our current board would give millions bonuses to the executives if the company was going bankrupt!

2

It took seven years for the shareholders to get a 4% increase in dividends while the CEO got a half million bonus and 100% pay raise retroactive to January 1 of the previous year.

The time has come for the shareholders to get a fair share of the profits!

Donald Moberly

*** FISMA & OMB Memorandum M-07-16 ***

DPL

Exhibit B

Douglas C. Taylor

Senior Vice President, General Counsel and
Corporate Development
(937) 259-7214
doug.taylor@dplinc.com

December 2, 2008

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re: DPL Inc. Shareholder Proposal

Ladies and Gentlemen:

As Senior Vice President and General Counsel for DPL Inc. (the "Company"), duly appointed as such by its Board of Directors, I submit herewith my opinion with respect to the Company's request for the concurrence of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal submitted by Mr. Donald Moberly (the "Proposal") and received by the Company on November 6, 2008 is excluded from the Company's proxy statement for the Company's 2009 Annual Meeting of Shareholders (the "No-Action Letter"). This letter is being delivered to you as a supporting document for the Company's No-Action Letter.

In rendering the opinion set forth below, I have examined and relied upon the originals, copies or specimens, certified or otherwise identified to my satisfaction, of the Principal Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents as I have deemed appropriate as a basis for the opinion expressed below. In such examination I have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to me as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to me as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to me as copies or specimens, and the accuracy of the matters set forth in the documents, agreements and instruments I reviewed. As to matters of fact relevant to the opinions expressed herein, I have relied upon, and assumed the accuracy of, the information contained in the Principal Documents and I have relied upon certificates and oral or written statements and other information obtained from the Company and public officials. Except as expressly set forth herein, I have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to my opinions, and no inference as to my knowledge concerning such facts should be drawn from my reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, I have examined and relied upon:

1. the Proposal;

2. the Amended Articles of Incorporation of DPL Inc. dated as of September 25, 2001; and

3. the Amended Regulations of DPL Inc. dated as of April 27, 2007.

Items 1 to 3 above are referred to in this letter as the "Principal Documents".

I have also assumed (x) the legal capacity of all natural persons and (y) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms.

I express no opinion concerning the laws of any jurisdiction other than the laws of the State of Ohio.

Based upon and subject to the foregoing, I am of the opinion that:

1. Under the laws of the State of Ohio, the jurisdiction in which the Company is organized, the Company's board of directors has the ultimate decision making authority in connection with executive compensation. Neither the Ohio Revised Code, the Amended Articles of Incorporation of DPL Inc. dated as of September 25, 2001 nor the Amended Regulations of DPL Inc. dated as of April 27, 2007 permit action relating to the Proposal to be taken by shareholders. In reaching this conclusion I note that Section 1701.59(A) of the Ohio Revised Code states that "except where the law, the articles, or the regulations require action to be authorized or taken by shareholders, all of the authority of a corporation shall be exercised by or under the direction of its directors." In addition, I note that Section 1701.60(A)(c)(3) of the Ohio Revised Code states that "the directors, by affirmative vote of a majority of those in office, and irrespective of any financial or personal interest of any of them, shall have authority to establish reasonable compensation...for services to the corporation by directors and officers, or to delegate such authority to one or more officers or directors."

2. The Proposal, if implemented, would require the Company to breach its obligations under certain participation agreements it has entered into with its senior executive officers in violation of Ohio law since the Company would be prohibited from paying any compensation to officers and executives not approved by shareholders. In the event of such a breach, the Company could be held liable under Ohio law for damages. The Company has entered into participation agreements with senior executive officers which require the Company to pay base and incentive compensation amounts in accordance with the terms and conditions of these agreements and pursuant to certain compensation plans, including the DPL Inc. Severance Pay and Change of Control Plan, the DPL Inc. Supplemental Executive Defined Contribution Retirement Plan, the DPL Inc. 2006 Equity and Performance Incentive Plan and the DPL Inc. Executive Incentive Compensation Plan. The Company is legally bound to perform these agreements under Ohio law as Ohio courts have held that a breach of contract gives rise to a cause of action against the breaching party for damages. *See, e.g.,* Van Cantfort v. Colmar Realty Co., 13 Ohio L. Abs. 499 (Ct. App. 1932).

I am furnishing this letter to you solely for your benefit in connection with the matters referred to herein. Without my prior written consent, this letter is not to be relied upon, used, circulated, quoted or otherwise referred to by, or assigned to, any other person or for any other purpose. In addition, I disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

Douglas Gayle

END